

November 10, 2014

<u>Via E-mail</u>
Jason Altieri
General Counsel
LendingClub Corporation
71 Stevenson St.
Suite 300
San Francisco, CA 94105

> **Re: LendingClub Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 20, 2014**
> **File No. 333-198393**

Dear Mr. Altieri:

We have reviewed your amended registration statement and response letter dated October 20, 2014 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please update the financial statements in accordance with Rule 8-08 of Regulation S-X as well as your condensed pro forma financial information as required by Rule 11-02 of Regulation S-X. Please also provide an updated consent from your independent accountants in the pre-effective amendment.

2. We note your response to comment 35 of our letter dated September 23, 2014; however the staff continues to have concerns regarding the need to integrate your public and private offerings.   Specifically, it is not clear to the staff how non-retail investors came to invest in the Certificates and Interests outside the public solicitation. For example, you state that you receive "significant, unsolicited investor interest" from non-retail investors who, as a result of marketing and media attention, are driven to your website. Because your website appears

to be part of a general solicitation for the public offering, please provide your analysis as to how you consider this contact "outside the public offering effort."

3. You state that 78% of your investment accounts were "opened as a result of substantive, pre-existing relationships that LCA developed through i) existing longstanding relationships with broker dealers, investment advisors, wealth managers, hedge funds, and other institutions; ii) officers, directors and employees…or iii) investors in the Company or LCA." Please break out these groups by percentage and for the first group, please provide your analysis as to how the company had a substantive pre-existing relationship with each outside of the public offering, your website, and marketing materials.

4. We note your response to comment 36 of our letter dated September 23, 2014 and reissue. It appears that all of the loans sold in the standard program, including certificates and whole loan sales, have been offered to the public and should be included in your shelf registration statement. Please tell the staff whether you have altered your business model or whether you intend to continue to file 424s to offer all loans to the public in the form of Notes.

5. Please clarify what security is being issued to the Trust by LendingClub. We note throughout the prospectus, you refer to "Notes and certificates [that] are issued to investors and represent repayment obligations dependent upon receipt of borrower payments as to a corresponding loan;" however, it is the trust that issues the Certificate and not LendingClub. On page 51, you state that the trust "acquires and holds loans for the sole benefit of certificate investors" but your disclosure elsewhere suggests these are not whole loan purchases. In addition, please clarify if the trust holds a fractional interest in a loan, can retail investors hold a fractional interest in the same loan? In what ways do the rights of Noteholders and Certificate holders differ with regard to their investments in the same category of loan? Finally, you say on page 47 that loans are selected by Certificate investors in a manner similar to the Notes. Please provide us a screenshot of what Certificate investors see when selecting loans to underlie their certificates. If they are viewing the Notes being offered to retail investors, please tell us how you concluded this did not constitute the offer and sale through a general solicitation.

Overview, page 1

6. We note your response to comment 3 of our letter dated September 23, 2014. Please revise to provide corresponding disclosure for the year ended December 31, 2013 and provide the breakdown for your custom loan program.

7. We note your response to comment 4 of our letter dated September 23, 2014. We do not agree that you have clarified that small business loans are only available through private transactions and are not made available through your public website. We note, as an example only, that you state on page 2 that your "platform has allowed [you] to expand [your] offerings from personal loans to include small business loans…" Please review your disclosure and revise thoroughly.

8. We note your response to comment 5 of our letter dated September 23, 2014 where you state that your marketplace "allows any investor in standard loans to have an account enabling such investor to participate in, and have access to, both fractional and whole standard loans." Please reconcile this statement with the disclosure on page 51 where you describe the process by which you "establish investors' accounts and set out the procedures for the purchase of loans," and on page 96 where you state that whole loans are sold to "certain investors."

9. Further, we reissue comment 5 of our letter dated September 23, 2014 in light of your response. You state that "based upon the current and historical allocations" you believe that you provide equal access to investors in whole loans and fractional loans." Please provide the historical allocation for the years ended December 31, 2013 and December 31, 2012. Please tell us how these figures reconcile with the size of the public and private offerings. For example, if retail investors are offered 50% of the standard program loans on the fractional loan platform, why have you registered less than 30% of the standard loan population? Further, the historical allocations would appear merely coincidental, as your algorithm is based on current demand rather than providing equal access.

10. We note your response to comment 6 of our letter dated September 23, 2014. The revised disclosure does not include the dollar values of the loans or the limited partnership interests issued. In addition, you have not made the requested revisions to the chart on page 49. Please revise.

11. We note your response to comment 7 of our letter dated September 23, 2014. Please explain how your ecosystem partners "serve as a source of referrals for borrowers." Please also further describe and include more information regarding the tools that are leveraged by financing partners and the actions described in the third sentence of this paragraph. For example, include a description of the "additional financial products and opportunities" and more detail with regard to the "additional investment filters and tools" developed by your technology partners, including whether these are tools and products are available to all investors; how your platform allows for partners to "build" upon it; and the compensation arrangements.

Our Solution, page 3

12. We note your response to comment 9 of our letter dated September 23, 2014 and your statement that aggregating the data for Notes, Certificates, and Whole Loans is appropriate. Please provide us with separate default rates for the whole loans and the certificates. In addition, please tell us whether institutional investors purchasing whole loans may deviate from the collection and recovery procedures outlined in the Note prospectus.

Benefits to Investors, page 4

13. We note your response to comment 10 of our letter dated September 23. We do not agree that the statement is now clear in the light of the changes made in response to comment 4 of our

letter dated September 23, 2014. Please revise to make clear that only a limited number of investors may invest in personal and small business loans.

Competitive Strengths, page 5

14. We note the revisions made in response to comment 11 of our letter dated September 23, 2014. We do not agree that the generic statement of risk acts to balance the disclosure in this section with your disclosure in Risk Factors. Please revise.

15. We note your response to comment 12 of our letter dated September 23, 2014. Whether you are referring to your marketplace or platform, in each instance throughout the registration statement where you discuss the $5 billion in loan originations, clarify your disclosure to differentiate between the amount of Notes sold to retail investors and all other transactions.

Risk Factors, page 13

16. We note your response to comment 26 of our letter dated September 23, 2014 that you do not believe that any investor relationship exists that if lost would have a material adverse effect on you. However, you disclose on page 14 that a relatively small number of investors account for a large dollar amount of investment in loans funded through your marketplace. Please amend your filing to provide quantification of both the number of investors and the corresponding dollar amount of these loans.

Successful strategic relationships with ecosystem partners are important for our future success, page 17

17. We note your response to comment 19 of our letter dated September 23, 2014 that you do not have any near term plans to enter into agreements with community banks and other partners. The staff is not able to offer any comfort with respect to your position that the banks or other partners would not be required to be listed as issuers or co-issuers of the notes in any of the future relationships you have described.

Because we may have issued stock options and underlying shares of common stock in violation of the federal and state securities laws…, page 32

18. We note your disclosure on page 32 regarding the rescission offer that you were recently required by the California Department of Business Oversight (Department) to undertake along with your potential liability of up to $32.5 million. Please tell us the following:

- Explain in further detail the implications related to eligible participants who might not accept the rescission offer.
- How you determined your aggregate potential liability of up to $32.5 million; and
- How you determined that you have complied with the requirements of ASC 450-20 related to loss contingency disclosures or revise accordingly.

We have not reviewed our compliance with foreign laws regarding the participation of non-U.S. residents on our platform, page 33

19. We note your response to comment 21 of our letter dated September 23, 2014. Please revise to discuss the specific ways in which such fines could impact your business and your plans to enter the global marketplace.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 49

20. We note your response to comment 24 of our letter dated September 23, 2014. Please revise to describe the management of each of the investor channels, including the fact that you have a dedicated institutional investor group of professionals who source, solicit, close and maintain relationships with private investors.

Underwriters

Directed Share Program, page 151

21. We note that the company plans to conduct a directed share program. Please tell us the approximate percentage of shares that will be reserved for the program. Based on the nature of your response, we may have further comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Spitz at (202) 551-3484 or Amit Pande at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3464 with any other questions.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Senior Staff Attorney

cc.   <u>Via E-mail</u>
Jeffrey Vetter
Fenwick & West LLP